===============================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ---------------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           --------------------------

                          Date of Report: May 13, 2005

                              CEMEX, S.A. de C.V.
                          ---------------------------
             (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                          ---------------------------
                (Translation of Registrant's name into English)

                             United Mexican States
                          ---------------------------
                (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
       ------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F
          -----                -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X
    -----      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
---
===============================================================================

===============================================================================


                                    CONTENTS


1. Press release announcing CEMEX's results for the first quarter of 2005 (attached hereto as exhibit 1).

2.    2005 first quarter earnings release (attached hereto as exhibit 2).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                CEMEX, S.A. de C.V.
                                           ------------------------------------
                                                (Registrant)



Date:    May 12, 2005                 By:       /s/ Rafael Garza
                                           ------------------------------------
                                                Name:  Rafael Garza
                                                Title: Chief Comptroller

                                 EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION
-----------              -----------

1.    Press release announcing CEMEX's results for the first quarter of 2005.

2.    2005 first quarter earnings release.

                                                                      Exhibit 1



     Media Relations          Investor Relations         Analyst Relations
       Jorge Perez            Abraham Rodriguez            Ricardo Sales
    (52 81) 8888-4334         (52 81) 8888-4262            (212) 317-6008



                 CEMEX's First Quarter 2005 Sales Increase 43%;
                           Operating Income Grows 12%

MONTERREY, MEXICO, April 22, 2005 -CEMEX, S.A. de C.V. (NYSE: CX) announced today that its consolidated net sales for the first quarter of 2005 were US$2.6 billion, 43% higher than in the same period of 2004.

Consolidated results for first quarter 2005 include one-month results of RMC ending March 31, 2005. Results for first quarter 2004 do not include results of RMC.

Excluding the effect of the consolidation of RMC, net sales grew 8% to US$1,956 million. During the quarter, all of our pre-RMC markets experienced increased sales, with the exception of Mexico.

Consolidated cement and ready mix volumes continue to increase throughout most of our markets, fueled mainly by infrastructure spending and residential building. Our consolidated cement volume increased 5% while consolidated ready-mix volume grew 74% in the first quarter to 16 million metric tons and
9.8 million cubic meters, respectively. Our consolidated aggregates volume increased 130% in first quarter 2005, reaching 19.9 million metric tons.

Free cash flow for the quarter increased 2% versus the same quarter a year ago, reaching US$296 million. EBITDA (operating income plus depreciation and amortization) grew 14% to US$633 million. Excluding the effect of the consolidation of RMC, EBITDA for the quarter was US$583 million, 5% higher than a year ago.

Operating income for the quarter was US$440 million, up 12% over the same period of 2004. Excluding the effect of RMC, operating income grew 6% to US$417 million. This improvement resulted primarily from higher domestic cement volumes in most of the markets in our portfolio, despite fewer business days in the quarter. Additionally our results benefited from continuing attractive supply-demand dynamics.

Hector Medina, Executive Vice President of Planning and Finance, said: "This was a very important quarter for the development of CEMEX. On March 1, we took a significant strategic step by completing the acquisition of RMC. This acquisition, and its integration into CEMEX, will provide us with greater global reach and stronger positions across the value chain, both of which will enable us to compete more effectively and will enhance our financial strength to continue to grow profitably throughout the business cycle".

"The integration process is moving smoothly and all operating teams are demonstrating full commitment towards the deployment of the CEMEX business model throughout the organization. We strongly believe that the implementation of the CEMEX business model will improve the effectiveness and the turnaround time required to complete the integration process".

Excluding the effect of consolidation of RMC, selling, general, and administrative expenses (SG&A) as percentage of net sales increased 0.26 percentage points versus first quarter of 2004. Higher worldwide energy costs have increased transportation costs throughout our markets.

Majority net income rose 43% in the first quarter of 2005, reaching US$444 million versus US$311 million a year ago. Excluding the effect of the consolidation of RMC, majority net income grew 35% to US$421 million. This increase is due to strong consolidated operating performance and to gains resulting from our derivative positions.

Net debt at the end of the quarter was US$10,435 million, 87% higher than that at the end of 2004. The increase in net debt reflects the acquisition of the remaining share capital of RMC- executed in March 2005 - and the assumption of RMC's debt on the acquisition day. The net-debt-to-EBITDA ratio increased to
3.2 times from 2.2 times at the end of 2004, while interest coverage remained unchanged at 6.8 times versus the previous quarter.

On March 31, 2005, CEMEX announced that it completed the sale of certain CEMEX assets in the Great Lakes region of the U.S. to Votorantim Participacoes S.A. Votorantim acquired the Charlevoix and Dixon-Marquette cement plants.

The following summary of our results in our major markets do not include the effect of the consolidation of RMC for first quarter 2005.

Our Mexican operations reported net sales of US$682 million, 2% lower than in the first quarter 2004, and EBITDA of US$280 million, an decrease of 11%. Domestic cement sales volumes for the quarter decreased 7%, while ready-mix volumes grew 12%. Cement demand was affected by adverse weather - particularly during the first two months of the year - and fewer business days as a result of the earlier occurrence of religious holidays, which last year took place during the second quarter. Adjusting for the fewer business days this quarter, cement volumes would have decreased 2% versus first quarter 2004. The main driver of cement demand in Mexico during the first quarter was the residential sector.

In The United States, net sales for the quarter were US$491 million, 22% higher, while EBITDA reached US$107 million, an increase of 44%. Domestic cement volume remained flat, while ready-mix sales volumes for the quarter increased 6%. Construction activity remains strong, with month-over-month increases in construction spending since May 2003. Cement and ready-mix sales continue to be driven by increased spending in infrastructure - particularly in streets and highways - and residential construction. However, unfavorable weather conditions during the quarter, especially in the western United States, have affected cement demand.

Our operations in Spain reported net sales of US$335 million in the first quarter of 2005, up 15% from the year-earlier period. EBITDA reached US$112 million, representing an increase of 23%. Domestic cement sales volumes grew 4% while ready-mix volumes increased 5%, compared to the same quarter of 2004. The residential sector continues as one of the main drivers of demand, with increased housing starts. Public-works spending is also growing and represents an important component of cement consumption; the sector's primary catalyst continues to be Spain's infrastructure plan.

CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future. For more information, visit www.cemex.com.

              ----------------------------------------------------

                                                                     Exhibit 2


CEMEX                 2005
[logo omitted]        FIRST QUARTER RESULTS
------------------------------------------------------------------------------
Stock Listing Information
NYSE (ADR)

MEXICAN STOCK EXCHANEG
Ticker: CEMEX.CPO

Ration of CEMEX.CPO to CX = 5:1

Investor Relations

In the United STATES
1 877 7CX NYSE

In Mexico
52 (81) 8888-4292

E-mail
ir@cemex.com

www.cemex.com
-------------------------------------------------------------------------------




                                 First quarter (1)                  First quarter (1)
                             --------------------------            -------------------
                                2005    2004    % Var.                  2005     2004
--------------------------------------------------------------------------------------
Net sales                      2,585   1,809       43%                 % of Net Sales
-------------------------------------------------------------------- -----------------
Gross profit                   1,047     776       35%                 40.5%    42.9%
-------------------------------------------------------------------- ------------------
Operating income                 440     393       12%                 17.0%    21.7%
-------------------------------------------------------------------- -----------------
Majority net income              444     311       43%                 17.2%    17.2%
-------------------------------------------------------------------- -----------------
EBITDA                           633     557       14%                 24.5%    30.8%
-------------------------------------------------------------------- -----------------
Free cash flow                   296     289        2%                 11.4%    16.0%
-------------------------------------------------------------------- -----------------


-------------------------------------------------------
Net debt                      10,435   5,352       95%
-------------------------------------------------------
Net debt/EBITDA                  3.2     2.4
-------------------------------------------------------
Interest coverage                6.8     5.7
-------------------------------------------------------
Quarterly earnings per ADR      1.31    0.96       36%
-------------------------------------------------------
Average ADRs outstanding       339.6   324.2        5%
-------------------------------------------------------

=======================================================
In millions of US dollars, except ratios and per-ADR amounts. Average ADRs outstanding are presented in millions of ADRs.



Consolidated net sales grew to US$2,585 million, representing an increase of 43% over those of first quarter 2004. Excluding the effect of the consolidation of RMC Group p.l.c. ("RMC"), net sales grew 8% to US$1,956 million. During the quarter all our pre-RMC markets experienced increased sales, with the exception of Mexico, which declined 2%. Cement and ready-mix volumes continue to increase throughout most of our markets, fueled mainly by infrastructure spending and residential building.

Cost of goods sold, excluding the effect of the consolidation of RMC, increased 0.14 percentage points as a percentage of net sales versus first quarter 2004. This increase is due mainly to higher average energy costs per ton of cement versus last year's levels.

Selling, general, and administrative expenses (SG&A), excluding the effect of the consolidation of RMC, increased 0.26 percentage points as a percentage of net sales versus first quarter 2004. Higher worldwide energy costs have increased transportation costs throughout our markets.

EBITDA reached US$633 million, representing an increase of 14% over that of first quarter 2004. Excluding the effect of the consolidation of RMC, EBITDA grew 5% to US$583 million. This increase is due to the continued recovery in cement prices and higher domestic cement and ready-mix volumes, which offset higher energy and transportation costs.

Marketable securities gain (loss) for the quarter was a gain of US$182 million versus a loss of US$11 million in first quarter 2004. The gain was due mainly to the positive effect of our derivative instruments put in place to hedge the purchase price of the remaining share capital of RMC.

Majority net income for the quarter rose 43%, to US$444 million from US$311 million in first quarter 2004. Excluding the effect of the consolidation of RMC, majority net income grew 35% to US$421 million. This increase is due to strong consolidated operating performance and to gains resulting from our derivative positions.

Net debt at the end of the first quarter 2005 was US$10,435 million, 87% higher than at the end of 2004. The increase in net debt reflects the acquisition of the remaining share capital of RMC- executed in March 2005 - and the assumption of RMC's debt. The net-debt-to-EBITDA ratio increased to
3.2 times from 2.2 times at the end of 2004, while interest coverage remained unchanged, at 6.8 times, from the previous quarter.



1) Consolidated results for the first quarter 2005 include one-month results for RMC ending March 31, 2005. Results for first quarter 2004 do not include the effect of RMC.

                                                                     CEMEX
EBITDA and Free Cash Flow(1)                                    [logo omitted]
------------------------------------------------------------------------------

                                                          First quarter                    January - March
                                                     -------------------------     -----------------------------
                                                        2005    2004   % Var.         2005       2004    % Var.
------------------------------------------------------------------------------     -----------------------------
Operating income                                         440     393      12%          440        393       12%
------------------------------------------------------------------------------     -----------------------------
+ Depreciation and operating amortization                193     164                   193        164
------------------------------------------------------------------------------     -----------------------------
EBITDA                                                   633     557      14%          633        557       14%
--------------------------------------------------------------------- --------     -----------------------------
- Net financial expense                                   99      85                    99         85
------------------------------------------------------------------------------     -----------------------------
- Capital expenditures                                    92      70                    92         70
------------------------------------------------------------------------------     -----------------------------
- Change in working capital                              128      97                   128         97
------------------------------------------------------------------------------     -----------------------------
- Taxes paid                                              17      12                    17         12
------------------------------------------------------------------------------     -----------------------------
- Other cash items (net)                                   1       4                     1          4
------------------------------------------------------------------------------     -----------------------------
Free cash flow                                           296     289       2%          296        289        2%
------------------------------------------------------------------------------     -----------------------------

In millions of US dollars.
Consolidated results for the first quarter 2005 include RMC results for the month of March 2005. Results for first quarter 2004 do not include the results of RMC.



During the quarter, US$296 million of free cash flow, US$389 million in proceeds from the sale of certain U.S. assets and an increase in net debt of US$4.8 billion were used for the acquisition of the remaining share capital of RMC (in the fourth quarter of 2004 CEMEX acquired approximately 18.8% of the outstanding capital of RMC), the assumption of RMC's debt on the acquisition date, RMC transaction costs, working capital of RMC for the first two months of 2005, and other investments.

Debt-Related Information
------------------------------------------------------------------------------


                                           First quarter          Fourth quarter                              First quarter
                                     -------------------------    --------------                            ------------------
                                         2005    2004  % Var.         2004                                    2005    2004
-----------------------------------------------------------------------------     -------------------------------------------
Total debt(2)                          11,858   5,667    109%        5,931        Currency denomination
-----------------------------------------------------------------------------     -------------------------------------------
     Short-term                           25%     22%                  18%        US dollar                    58%     68%
-----------------------------------------------------------------------------     -------------------------------------------
     Long-term                            75%     78%                  82%        Euro                         22%     17%
-----------------------------------------------------------------------------     -------------------------------------------
Cash and cash equivalents               1,297     316    310%          342        British pound                12%      0%
-----------------------------------------------------------------------------     -------------------------------------------
Fair value of cross-currency swaps(2)     126     N/A                  N/A        Yen                           7%     15%
-----------------------------------------------------------------------------     -------------------------------------------
Net debt(2)                            10,435   5,352     95%        5,588        Other                         1%      0%
-----------------------------------------------------------------------------     -------------------------------------------
Interest expense                          105      90     17%           98        Interest rate
-----------------------------------------------------------------------------     -------------------------------------------
Interest coverage                         6.8     5.7                  6.8        Fixed                        53%     64%
-----------------------------------------------------------------------------     -------------------------------------------
Net debt/EBITDA                           3.2     2.4                  2.2        Variable                     47%     36%
-----------------------------------------------------------------------------     -------------------------------------------

============================================================================
In millions of US dollars, except ratios, which are calculated for the last-twelve-month period.


Other developments

On April 15, 2005, CEMEX issued two tranches under its Medium-Term Promissory Notes Program ("Certificados Bursatiles"). The first tranche of notes consists of MXN 2,140 million with a maturity of four years at an interest rate equal to the 91-day Mexican treasury (CETES) plus 99 basis points. The second tranche of notes consists of seven-year MXN 1,500 million at a fixed interest rate of 11.54%. Both tranches were swapped to US dollars at fixed rates of 5.04% and 5.33%, respectively.

During the quarter we successfully completed the general syndication for the funds required for the acquisition of RMC, with additional commitments of US$1.0 billion. Overall, during the underwriting phase and general syndication we received commitments of more than two times the funds needed to acquire RMC, with the participation of 61 banks.

____________________________

(1) EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (Mexican GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such does not have such Mexican-GAAP cash-flow measures to present as comparable to EBITDA or free cash flow.

(2) During 2004, the Mexican Institute of Public Accountants issued Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", which is effective beginning January 1, 2005. Bulletin C-10 details and supplements issues related to the accounting of derivative financial instruments. Among other aspects, Bulletin C-10 precludes the presentation of two financial instruments as If they were a single instrument (synthetic presentation). For this reason, beginning this year, CEMEX recognizes the assets and liabilities resulting from the fair value of cross-currency swaps ("CCS") separately from the financial debt and such debt will be presented in the currencies originally negotiated. Starting in 2001, CEMEX has effectively changed the original profile of interest rates and currencies of financial debt associated to CCS, and accordingly, until December 31, 2004, financial debt subject to these instruments was presented in the currencies negotiated in the CCS, through the recognition within debt, of the assets or liabilities resulting from the fair value of such CCS. This reclassification will have no impact on stockholders' equity or net income. For presentation purposes, net debt will include the fair value of CCS associated with debt.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 2
US dollar translation methodology, and other important disclosures.

                                                                      CEMEX
Equity-Related Information                                       [logo omitted]
--------------------------------------------------------------------------------

One CEMEX ADR represents five CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding             1,697,492,965
-------------------------------------------------------------------------------

Exercise of stock options not hedged                                    213,002
Less increase (decrease) in the number of CPOs held in subsidiaries    (443,245)

End-of-quarter CPO-equivalent units outstanding                   1,698,149,212
--------------------------------------------------------------------------------

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.

Employee long-term compensation plans

As of March 31, 2005, directors, officers, and other employees under our employee stock-option plans had 162,105,510 outstanding options. Starting in 2005, CEMEX will begin offering executives a stock-ownership program. The plan's goal is to move CEMEX's long-term incentives from stock options to programs based on restricted stock. As of March 31, 2005, 92% of executives' total outstanding options can only be exercised into restricted stock, instead of cash. The maximum claim of these options would represent 2.9% of our total CPOs outstanding as of March 31, 2005.

Derivative Instruments
------------------------------------------------------------------------------

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency and equity forward contracts, and options in order to execute its corporate financing strategy and to hedge its stock-option plans. The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.


                                            First quarter (2)          Fourth quarter (2)
                                           -------------------        -------------------
Notional amounts                               2005    2004                  2004
-----------------------------------------------------------------------------------------
Equity(1)                                     1,224   1,109                 1,157
Foreign-exchange                              3,709   2,654                 6,016
Interest-rate                                 4,427   2,223                 2,118
-----------------------------------------------------------------------------------------
Estimated aggregate fair market value          (112)   (278)                   97
-----------------------------------------------------------------------------------------

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: Mexican GAAP ("Bulletin C-2") requires companies to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded on the income statement. The exceptions to the general rule until December 31, 2004, as they pertained to CEMEX, occurred when transactions were entered into for cash-flow hedging purposes. In such cases, changes in the fair market value of the related derivative instruments were recognized temporarily in equity and were reclassified into earnings as the inverse effects of the underlying hedged items flowed through the income statement. Beginning in 2005, new Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", establishes the framework for hedge accounting and overrides Bulletin C-2 in this respect; however, in respect to cash-flow hedges, the new rules are the same as those applied by CEMEX since 2001. CEMEX has recognized increases in assets and liabilities, which resulted in a net asset of US$41 million, arising from the fair market value recognition of its derivatives portfolio as of March 31, 2005. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

________________________

(1) The aggregate weighted-average exercise price on March 31, 2005, for CEMEX's outstanding stock options was US$35.86 per ADR. On that same date, the aggregate weighted-average strike price of CEMEX's equity-forward agreements put in place to hedge these stock options was US$36.58 per ADR.

(2) Notional amounts and fair market values at the end of first quarter 2005 include derivative positions of RMC. First and fourth quarters of 2004 presented above do not include RMC.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 3
US dollar translation methodology, and other important disclosures.

                                                                     CEMEX
Other Activities                                                 [logo omitted]
--------------------------------------------------------------------------------

CEMEX completes acquisition of RMC

On March 1, 2005, CEMEX announced that it had completed the acquisition of RMC. The boards of directors of CEMEX and RMC, as well as RMC shareholders, European Union and US regulators, and the High Court of Justice in England and Wales approved the acquisition. The equity value of the transaction was US$4.1 billion (net of received proceeds from our GBP/USD derivatives put in place to hedge the equity value).

With the integration of RMC, CEMEX has an estimated 97 million metric tons of cement, enhancing its position as the third-largest cement company in the world. With RMC, CEMEX is now the largest ready mix company in the world, with a production capacity of 77 million cubic meters of ready-mix concrete, and is also the fourth-largest aggregates company in the world.

The addition of RMC improves the balance of CEMEX's portfolio by diversifying cash flows, better positioning CEMEX for profitable growth throughout business and economic cycles. RMC's leading position in Europe extends CEMEX's reach into new markets that complement CEMEX's solid position in the Americas, increasing trading opportunities and expanding CEMEX's ability to serve more customers.

CEMEX expects to achieve annual synergies in excess of US$200 million of by 2007 by standardizing some management processes, capitalizing on trading network benefits, consolidating logistics and improving global procurement and energy efficiency.

The acquisition is expected to be immediately accretive to free cash flow and cash earnings per share for CEMEX. CEMEX expects that the acquisition will achieve its target of 10% return on capital employed in 2007 and expects to achieve a ratio of net debt to EBITDA of 2.7 times by the end of 2005. This would be the same level of net debt to EBITDA that CEMEX had at the end of 2003.


CEMEX completes sale of U.S. assets

On March 31, 2005, CEMEX announced that it completed the sale of certain CEMEX assets in the Great Lakes region of the United States to Votorantim Participacoes S.A.

Votorantim acquired the Charlevoix and Dixon-Marquette cement plants and certain distribution terminals located in the Great Lakes region.

CEMEX began evaluating alternatives to divest these assets in 2004, after reviewing its strategic position in the U.S. The transaction was structured as a sale of assets. The value of the transaction was approximately US$389.5 million.

Total production capacity of both cement plants is close to 2 million metric tons per year, which represented approximately nine percent of the 2004 operating cash-flow generation of CEMEX's US business prior to the RMC acquisition.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 4
US dollar translation methodology, and other important disclosures.

                                                                      CEMEX
Operating Results--Mexico                                         [logo omitted]
--------------------------------------------------------------------------------

Net sales were US$682 million, representing a decrease of 2% versus first quarter 2004.

Domestic cement volume decreased 7% versus first quarter 2004, while ready-mix volume increased 12%. Cement demand during the quarter was affected by adverse weather - particularly during the first two months of the year - and fewer business days as a result of the earlier occurrence of religious holidays, which last year took place during the second quarter. Adjusting for the fewer business days in the quarter, cement volumes would have decreased 2% versus first quarter 2004. The main driver of cement demand in Mexico during the first quarter was the residential sector. Low-income housing - and, to a lesser extent, middle-and high-income housing supported by gradually increasing commercial bank financing - remains strong. The infrastructure and the self-construction sectors remain stable.

Average realized cement price decreased 3% in constant pesos, and increased 1% in dollar terms, versus first quarter 2004. Compared to fourth quarter 2004, cement prices increased 2% in constant peso terms and 4% in dollar terms. The average ready-mix price decreased 1% in constant peso terms and increased 3% in dollar terms compared with first quarter 2004.

The EBITDA margin decreased to 41.1% from 45.3% in first quarter 2004. The decrease of 4.2 percentage points was due mainly to a change in the product mix resulting from a higher proportion of ready-mix and multiproduct sales, higher fuels costs, and lower volumes.


United States
--------------------------------------------------------------------------------
(Results exclude the effect of the consolidation of RMC)

Net sales were US$491 million, representing an increase of 22% compared with first quarter 2004.

Domestic cement volume remained flat versus first quarter 2004 while ready-mix volume increased 6%. Construction activity remains strong, with month-over-month increases in construction spending since May 2003. Cement and ready-mix sales continue to be driven by increased spending in infrastructure
- streets and highways in particular - and residential construction. However, unfavorable weather conditions during the quarter, especially in the western United States, have affected cement demand; precipitation in CEMEX markets during the quarter was up 25% compared to that in first quarter of 2004.

The average realized cement price increased 18% versus first quarter 2004, while the average ready-mix price increased 25% over the same period.

The EBITDA margin increased to 21.9% from 18.4% in first quarter 2004. The increase of 3.5 percentage points was due mainly to higher cement and ready-mix prices, which were partially offset by higher fuel, import, and transportation costs.


Spain
--------------------------------------------------------------------------------
(Results exclude the effect of the consolidation of RMC)

Net sales were US$335 million, representing an increase of 15% versus first quarter 2004.

Domestic cement volume increased 4% over that of first quarter 2004 while ready-mix volume increased 5%. The residential sector continues to be one of the main drivers of demand, with increased housing starts. Public-works spending is also growing and represents an important component of cement consumption; the sector's primary catalyst continues to be Spain's infrastructure plan.

The average domestic cement price increased 5% in euro terms and 11% in dollar terms compared with first quarter 2004. The average ready-mix price increased 4% in euro terms and 10% in dollar terms versus first quarter 2004.

The EBITDA margin increased to 33.6% from 31.2% in first quarter 2004. The increase of 2.4 percentage points was due mainly to better cement and ready-mix volumes and prices, offsetting higher fuel costs.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 5
US dollar translation methodology, and other important disclosures.

                                                                     CEMEX
Venezuela                                                        [logo omitted]
--------------------------------------------------------------------------------

Net sales were US$80 million, representing an increase of 7% versus first quarter 2004.

Domestic cement volume increased 8% in first quarter 2005 versus the same period in 2004, while ready-mix volume decreased 3%. The Venezuelan economy is being driven, in part, by public spending due mainly to higher oil revenues. Consumer credit has risen 60% versus last year's levels and has in turn increased consumer spending. The main drivers of cement demand during the quarter were the self-construction and commercial sectors. Construction from the private sector is increasing as confidence in the economy recovers.

Export volume decreased 11% compared with first quarter 2004. Exports to North America, and to Central America and the Caribbean accounted for 66% and 34%, respectively, of CEMEX Venezuela's first-quarter exports.

Domestic cement prices decreased 4% in constant bolivar terms and increased 2% in dollar terms compared with first quarter 2004. The average ready-mix price increased 8% in constant bolivar terms and increased 15% in dollar terms compared with first quarter 2004.

The EBITDA margin increased to 42.5% from 41.9% in first quarter 2004. The increase of 0.6 percentage points was due mainly to the change in the product mix resulting from higher domestic cement and ready-mix volumes and lower export volumes, offsetting higher fuel and electricity costs.


Colombia
--------------------------------------------------------------------------------

Net sales were US$60 million, representing an increase of 5% over first quarter 2004.

Domestic cement volume increased 28% in first quarter 2005 versus the same quarter last year, while ready-mix volume increased 3%. The main driver of cement demand during the quarter was the self-construction sector and to a lesser extent, the commercial sector. Public spending, which did not increase during last year, is now showing signs of recovery, with new projects underway in several regions of the country.

Average realized cement price decreased 34% in Colombian pesos and 25% in dollar terms versus first quarter 2004 due to competitive pressures in the market while the average ready-mix price decreased 2% in Colombian pesos and rose 12% in dollar terms.

The EBITDA margin decreased to 35.9% from 59.3% in first quarter 2004. The decrease of 23.4 percentage points was due to lower cement prices and higher fuel costs.



Other Operations
--------------------------------------------------------------------------------
(Results exclude the effect of the consolidation of RMC)

Net sales for our Central American and Caribbean operations increased 2% versus first quarter 2004, reaching US$159 million. Domestic cement volume increased 2% as all of our markets in the region, with the exception of the Dominican Republic, increased their cement volumes. Ready-mix volume increased 8% due to increased volumes in all of our markets, with the exception of Puerto Rico.

In Egypt, net sales and EBITDA increased 40% and 67%, respectively, while domestic cement volume increased 9%, versus first quarter 2004. Domestic cement prices increased 17% in Egyptian pound terms and 25% in dollar terms versus first quarter 2004. The increase in cement sales volumes reflects increased confidence in the Egyptian economy; tourism revenues and private construction have increased. The housing and infrastructure sectors have been the main drivers of demand during the quarter.

Our Asian operations increased their net sales by 15% compared with first quarter 2004. EBITDA was 22% higher during the quarter, due mainly to better prices in dollar terms. Domestic cement volume for the region remained flat for the quarter, as lower volumes in the Philippines were offset by higher volumes in Thailand and Bangladesh. Our weighted-average domestic cement prices in the region increased 13% during the quarter versus the comparable period in 2004. The EBITDA margin for the region increased 1.8 percentage points, to 30.0% from 28.2%, in first quarter 2004, due mainly to the recovery of cement prices and a reduction in SG&A expenses.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 6
US dollar translation methodology, and other important disclosures.


Consolidated Income Statement & Balance Sheet
Includes one-month results of RMC ending March 31, 2005. Results for first quarter 2004 do not include RMC


CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of U.S. Dollars, except per ADR amounts)



                                                        January - March                            First quarter
INCOME STATEMENT                                      2005            2004      % Var.          2005            2004      % Var.
--------------------------------------------------------------------------------------------------------------------------------
Net Sales                                          2,585,242      1,808,960     43%         2,585,242       1,808,960     43%
Cost of Sales                                     (1,538,372)    (1,032,963)    49%        (1,538,372)     (1,032,963)    49%
--------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                       1,046,870        775,997     35%         1,046,870         775,997     35%
Selling, General and Administrative Expenses        (606,641)      (383,164)    58%          (606,641)       (383,164)    58%
--------------------------------------------------------------------------------------------------------------------------------
Operating Income                                     440,229        392,833     12%           440,229         392,833     12%
      Financial Expenses                            (105,409)       (89,907)    17%          (105,409)        (89,907)    17%
      Financial Income                                 7,050          4,863     45%             7,050           4,863     45%
      Exchange Gain (Loss), Net                      (38,931)        12,179     N/A           (38,931)         12,179     N/A
      Monetary Position Gain (Loss)                   50,932        128,391    (60%)           50,932         128,391    (60%)
      Gain (Loss) on Marketable Securities           182,244        (11,244)    N/A           182,244         (11,244)    N/A
Total Comprehensive Financing (Cost) Income           95,886         44,281    117%            95,886          44,281    117%
      Other Expenses, Net                            (28,801)       (75,556)   (62%)          (28,801)        (75,556)   (62%)
--------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                       507,314        361,558     40%           507,314         361,558     40%
Income Tax                                           (63,922)       (43,129)    48%           (63,922)        (43,129)    48%
Employees' Statutory Profit Sharing                   (2,711)        (2,292)    18%            (2,711)         (2,292)    18%
Total Income Tax & Profit Sharing                    (66,633)       (45,421)    47%           (66,633)        (45,421)    47%
--------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                    440,681        316,137     39%           440,681         316,137     39%
Participation in Unconsolidated Subsidiaries           6,273          2,028    209%             6,273           2,028    209%
Consolidated Net Income                              446,954        318,165     40%           446,954         318,165     40%
Net Income Attributable to Min. Interest               3,024          6,886    (56%)            3,024           6,886    (56%)
MAJORITY INTEREST NET INCOME                         443,930        311,279     43%           443,930         311,279     43%
--------------------------------------------------------------------------------------------------------------------------------

EBITDA                                               633,203        556,518     14%           633,203         556,518     14%
Earnings per ADR                                        1.31           0.96     36%              1.31            0.96     36%
--------------------------------------------------------------------------------------------------------------------------------

                                                         As of March 31
BALANCE SHEET                                         2005           2004      % Var.
--------------------------------------------------------------------------------------------------------------------------------
Total Assets                                      26,470,681     16,457,796      61%
     Cash and Temporary Investments                1,296,537        315,511     311%
     Trade Accounts Receivables                    1,678,820        466,017     260%
     Other Receivables                               788,371        555,613      42%
     Inventories                                   1,190,353        633,027      88%
     Other Current Assets                            145,275         95,079      53%
Current Assets                                     5,099,356      2,065,247     147%
Fixed Assets                                      13,623,759      9,149,523      49%
Other Assets                                       7,747,566      5,243,027      48%
-------------------------------------------------------------------------------------------
Total Liabilities                                 17,819,731      9,655,673      85%
Current Liabilities                                5,875,724      3,053,011      92%
Long-Term Liabilities                              8,909,154      4,443,278     101%
Other                                              3,034,854      2,159,384      41%
Liabilities
-------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                  8,650,950      6,802,123      27%
Stockholders' Equity Attributable to
  Minority Interest                                  551,570        418,639      32%
Stockholders' Equity Attributable to
  Majority Interest                                8,099,379      6,383,484      27%
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                      Page 7
and other important disclosures.



Consolidated Income Statement & Balance Sheet

Includes one-month results of RMC ending March 31, 2005. Results for first quarter 2004 do not include RMC


CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of Mexican Pesos in real terms as of March 31, 2005 except per ADR amounts)


                                                        January - March                            First quarter
INCOME STATEMENT                                     2005            2004     % Var.           2005            2004     % Var.
----------------------------------------------------------------------------------------------------------------------------------
Net Sales                                         28,851,299      21,489,533     34%        28,851,299      21,489,533     34%
Cost of Sales                                    (17,168,231)    (12,271,085)    40%       (17,168,231)    (12,271,085)    40%
----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                      11,683,067       9,218,448     27%        11,683,067       9,218,448     27%
Selling, General and Administrative Expenses      (6,770,109)     (4,551,793)    49%        (6,770,109)     (4,551,793)    49%
----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                   4,912,958       4,666,655      5%         4,912,958       4,666,655      5%
      Financial Expenses                          (1,176,365)     (1,068,050)    10%        (1,176,365)     (1,068,050)    10%
      Financial Income                                78,683          57,768     36%            78,683          57,768     36%
      Exchange Gain (Loss), Net                     (434,474)        144,679     N/A          (434,474)        144,679     N/A
      Monetary Position Gain (Loss)                  568,400       1,525,218    (63%)          568,400       1,525,218    (63%)
      Gain (Loss) on Marketable Securities         2,033,843        (133,578)    N/A         2,033,843        (133,578)    N/A
Total Comprehensive Financing (Cost) Income        1,070,088         526,036    103%         1,070,088         526,036    103%
      Other Expenses, Net                           (321,422)       (897,568)   (64%)         (321,422)       (897,568)   (64%)
----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                     5,661,624       4,295,124     32%         5,661,624       4,295,124     32%
Income Tax                                          (713,365)       (512,351)    39%          (713,365)       (512,351)    39%
Employees' Statutory Profit Sharing                  (30,259)        (27,228)    11%           (30,259)        (27,228)    11%
Total Income Tax & Profit Sharing                   (743,624)       (539,579)    38%          (743,624)       (539,579)    38%
----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                  4,918,000       3,755,545     31%         4,918,000       3,755,545     31%
Participation in Unconsolidated Subsidiaries          70,011          24,096    191%            70,011          24,096    191%
Consolidated Net Income                            4,988,011       3,779,641     32%         4,988,011       3,779,641     32%
Net Income Attributable to Min. Interest              33,748          81,803    (59%)           33,748          81,803    (59%)
MAJORITY INTEREST NET INCOME                       4,954,263       3,697,838     34%         4,954,263       3,697,838     34%
----------------------------------------------------------------------------------------------------------------------------------

EBITDA                                             7,066,544       6,611,158      7%         7,066,544       6,611,158      7%
Earnings per ADR                                       14.59           10.68     37%             14.59           10.68     37%
----------------------------------------------------------------------------------------------------------------------------------


                                                          As of March 31
                                                  ----------------------------
BALANCE SHEET                                          2005            2004      % Var.
----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                     295,412,799     195,510,327      51%
     Cash and Temporary Investments               14,469,357       3,748,112     286%
     Trade Accounts Receivables                   18,735,632       5,536,046     238%
     Other Receivables                             8,798,217       6,600,408      33%
     Inventories                                  13,284,341       7,520,039      77%
     Other Current Assets                          1,621,272       1,129,485      44%
Current Assets                                    56,908,818      24,534,091     132%
Fixed Assets                                     152,041,149     108,691,721      40%
Other Assets                                      86,462,832      62,284,516      39%
------------------------------------------------------------------------------------------
Total Liabilities                                198,868,201     114,704,533      73%
Current Liabilities                               65,573,077      36,268,227      81%
Long-Term Liabilities                             99,426,157      52,783,906      88%
Other Liabilities                                 33,868,967      25,652,399      32%
------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                 96,544,598      80,805,793      19%
Stockholders' Equity Attributable to
  Minority Interest                                6,155,525       4,973,217      24%
Stockholders' Equity Attributable to
  Majority Interest                               90,389,073      75,832,576      19%
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                      Page 8
and other important disclosures.



Operating Summary per Country


In thousands of U.S. dollars
                                                   January - March                             First quarter
                                              ---------------------------                -------------------------
NET SALES                                        2005        2004      % Var.                2005         2004      % Var.
-------------------------------------------------------------------------------------------------------------------------------
Mexico                                        681,650     696,946       (2%)               681,650       696,946      (2%)
U.S.A.                                        490,842     403,966       22%                490,842       403,966       22%
Spain                                         334,569     291,915       15%                334,569       291,915       15%
Venezuela                                      80,146      75,226        7%                 80,146        75,226       7%
Colombia                                       59,819      56,834        5%                 59,819        56,834       5%
Egypt                                          59,513      42,637       40%                 59,513        42,637       40%
Central America & the Caribbean region        159,340     155,712        2%                159,340       155,712       2%
Asia region                                    56,791      49,554       15%                 56,791        49,554      15%
-------------------------------------------------------------------------------------------------------------------------------
RMC operations (1)                            628,750         N/A       N/A                628,750           N/A      N/A
-------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations           33,823      36,170      (6%)                 33,823        36,170       (6%)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       2,585,242   1,808,960       43%              2,585,242     1,808,960       43%
===============================================================================================================================

GROSS PROFIT
-------------------------------------------------------------------------------------------------------------------------------
Mexico                                        369,217     400,249      (8%)                369,217       400,249       (8%)
U.S.A.                                        162,037     123,783       31%                162,037       123,783       31%
Spain                                         130,730     105,759       24%                130,730       105,759       24%
Venezuela                                      33,443      31,162       7%                  33,443        31,162        7%
Colombia                                       23,624      34,313      (31%)                23,624        34,313      (31%)
Egypt                                          31,997      20,434       57%                 31,997        20,434       57%
Central America & the Caribbean region         46,945      55,852      (16%)                46,945        55,852      (16%)
Asia region                                    22,564      19,586       15%                 22,564        19,586       15%
-------------------------------------------------------------------------------------------------------------------------------
RMC operations (1)                            210,397         N/A       N/A                210,397           N/A       N/A
-------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations           15,916     (15,141)      N/A                 15,916       (15,141)      N/A
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       1,046,870     775,997       35%              1,046,870       775,997       35%
===============================================================================================================================

OPERATING INCOME
-------------------------------------------------------------------------------------------------------------------------------
Mexico                                        241,709     277,499      (13%)               241,709       277,499      (13%)
U.S.A.                                         66,041      35,413       86%                 66,041        35,413       86%
Spain                                          91,808      71,438       29%                 91,808        71,438       29%
Venezuela                                      20,185      20,793      (3%)                 20,185        20,793       (3%)
Colombia                                       13,188      26,187      (50%)                13,188        26,187      (50%)
Egypt                                          24,343      11,725      108%                 24,343        11,725      108%
Central America & the Caribbean region         25,859      37,734      (31%)                25,859        37,734      (31%)
Asia region                                    12,318       7,088       74%                 12,318         7,088       74%
-------------------------------------------------------------------------------------------------------------------------------
RMC operations (1)                             23,161         N/A       N/A                 23,161           N/A       N/A
-------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations          (78,381)    (95,043)     (18%)               (78,381)      (95,043)     (18%)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                         440,229     392,833       12%                440,229       392,833       12%
===============================================================================================================================

EBITDA
-------------------------------------------------------------------------------------------------------------------------------
Mexico                                        279,823     315,782      (11%)               279,823       315,782      (11%)
U.S.A.                                        107,319      74,332       44%                107,319        74,332       44%
Spain                                         112,354      91,214       23%                112,354        91,214       23%
Venezuela                                      34,061      31,491        8%                 34,061        31,491        8%
Colombia                                       21,462      33,711      (36%)                21,462        33,711      (36%)
Egypt                                          32,134      19,192       67%                 32,134        19,192       67%
Central America & the Caribbean region         35,333      47,232      (25%)                35,333        47,232      (25%)
Asia region                                    17,036      13,993       22%                 17,036        13,993       22%
-------------------------------------------------------------------------------------------------------------------------------
RMC operations (1)                             50,493         N/A       N/A                 50,493           N/A       N/A
-------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations          (56,812)    (70,427)     (19%)               (56,812)      (70,427)     (19%)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                         633,203     556,518       14%                633,203       556,518       14%
-------------------------------------------------------------------------------------------------------------------------------

1) Results include all RMC operations for the month of March 2005.


-----------------------------------------------------------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                        Page 9
and other important disclosures.



Operating Summary per Country
Does not include the effect of RMC

As a percentage of net sales



                                                          January - March                               First quarter
                                                     -------------------------                   -------------------------
OPERATING INCOME MARGIN                                  2005           2004                           2005         2004
--------------------------------------------------------------------------------------------------------------------------
Mexico                                                  35.5%           39.8%                          35.5%       39.8%
U.S.A.                                                  13.5%            8.8%                          13.5%        8.8%
Spain                                                   27.4%           24.5%                          27.4%       24.5%
Venezuela                                               25.2%           27.6%                          25.2%       27.6%
Colombia                                                22.0%           46.1%                          22.0%       46.1%
Egypt                                                   40.9%           27.5%                          40.9%       27.5%
Central America & the Caribbean region                  16.2%           24.2%                          16.2%       24.2%
Asia region                                             21.7%           14.3%                          21.7%       14.3%
--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                                     21.3%           21.7%                          21.3%       21.7%
--------------------------------------------------------------------------------------------------------------------------


EBITDA MARGIN
--------------------------------------------------------------------------------------------------------------------------
Mexico                                                  41.1%           45.3%                          41.1%       45.3%
U.S.A.                                                  21.9%           18.4%                          21.9%       18.4%
Spain                                                   33.6%           31.2%                          33.6%       31.2%
Venezuela                                               42.5%           41.9%                          42.5%       41.9%
Colombia                                                35.9%           59.3%                          35.9%       59.3%
Egypt                                                   54.0%           45.0%                          54.0%       45.0%
Central America & the Caribbean region                  22.2%           30.3%                          22.2%       30.3%
Asia region                                             30.0%           28.2%                          30.0%       28.2%
--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                                     29.8%           30.8%                          29.8%       30.8%
--------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology              Page 10
and other important disclosures.



Volume Summary

Consolidated volume summary (1)
Cement and aggregates: Thousands of metric tons
Ready-mix: Thousands of cubic meters



                                                    January - March                               First quarter
                                              ---------------------------                    -----------------------
                                                    2005         2004        % Var.             2005         2004         % Var.
--------------------------------------------------------------------------------------------------------------------------------
Consolidated cement volume                         15,470       15,686         -1%             15,470       15,686          -1%
Consolidated ready-mix volume                       9,760        5,615         74%              9,760        5,615          74%
Consolidated aggregates volume                     19,891        8,667        130%             19,891        8,667         130%
--------------------------------------------------------------------------------------------------------------------------------





Per-country volume summary (2)

                                                                                First quarter
                                               January - March              ---------------------         First quarter 2005 Vs.
DOMESTIC CEMENT VOLUME                          2005 Vs. 2004                   2005 Vs. 2004              Fourth quarter 2004
---------------------------------------------------------------------------------------------------------------------------------
Mexico                                               (7%)                          (7%)                            (6%)
U.S.A.                                                0%                            0%                            (14%)
Spain                                                 4%                            4%                             (0%)
Venezuela                                             8%                            8%                             (2%)
Colombia                                             28%                           28%                             13%
Egypt                                                 9%                            9%                             24%
Central America & the Caribbean region                2%                            2%                              7%
Asia Region                                          (0%)                          (0%)                            11%
---------------------------------------------------------------------------------------------------------------------------------


READY-MIX VOLUME
---------------------------------------------------------------------------------------------------------------------------------
Mexico                                               12%                           12%                             (8%)
U.S.A.                                                6%                            6%                              5%
Spain                                                 5%                            5%                              2%
Venezuela                                            (3%)                          (3%)                             1%
Colombia                                              3%                            3%                             (1%)
Central America & the Caribbean region                8%                            8%                             18%
Asia Region                                          N/A                           N/A                             N/A
---------------------------------------------------------------------------------------------------------------------------------


EXPORT CEMENT VOLUME
---------------------------------------------------------------------------------------------------------------------------------
Mexico                                               57%                           57%                             (1%)
Spain                                               (31%)                         (31%)                           (20%)
Venezuela                                           (11%)                         (11%)                           (23%)
---------------------------------------------------------------------------------------------------------------------------------

1) Consolidated volumes include the results of RMC for the one-month period ending March 31, 2005. Results for first quarter 2004 do not include RMC.

2) Results for each country/region do not include the results of RMC.


--------------------------------------------------------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                     Page 11
and other important disclosures.



Price Summary

Does not include the effect of RMC



                         January - March       First quarter
                         ---------------      ---------------        First quarter 2005 Vs.
DOMESTIC CEMENT PRICE     2005 Vs. 2004        2005 Vs. 2004          Fourth quarter 2004
------------------------------------------------------------------------------------------------------------------
Mexico                           1%                  1%                     4%
U.S.A.                          18%                 18%                     7%
Spain                           11%                 11%                     4%
Venezuela                        2%                  2%                     1%
Colombia                       (25%)               (25%)                  (21%)
Egypt                           25%                 25%                     5%
Central America & the           (0%)                (0%)                   (1%)
Caribbean region (2)
Asia Region (2)                 13%                 13%                     5%
------------------------------------------------------------------------------------------------------------------

READY-MIX PRICE
------------------------------------------------------------------------------------------------------------------
Mexico                           3%                  3%                    (0%)
U.S.A.                          25%                 25%                     6%
Spain                           10%                 10%                     1%
Venezuela                       15%                 15%                     0%
Colombia                        12%                 12%                     1%
Central America & the
  Caribbean region (2)           4%                  4%                     2%
------------------------------------------------------------------------------------------------------------------



Local Currency
                         January - March       First quarter        First quarter 2005 Vs.
                         ---------------      ---------------
DOMESTIC CEMENT PRICE     2005 Vs. 2004        2005 Vs. 2004          Fourth quarter 2004
------------------------------------------------------------------------------------------------------------------
Mexico (1)                      (3%)                (3%)                    2%
U.S.A.                          18%                 18%                     7%
Spain                            5%                  5%                     5%
Venezuela (1)                   (4%)                (4%)                    1%
Colombia                       (34%)               (34%)                  (25%)
Egypt                           17%                 17%                    (1%)
Central America & the           N/A                 N/A                    N/A
Caribbean region (2)
Asia Region (2)                 N/A                 N/A                    N/A
------------------------------------------------------------------------------------------------------------------

READY-MIX PRICE
------------------------------------------------------------------------------------------------------------------
Mexico (1)                      (1%)                (1%)                   (2%)

U.S.A.                          25%                 25%                     6%
Spain                            4%                  4%                     1%
Venezuela (1)                    8%                  8%                     1%
Colombia                        (2%)                (2%)                   (4%)
Central America & the           N/A                 N/A                    N/A
Caribbean region (2)
------------------------------------------------------------------------------------------------------------------

1) Local currency price variation for Mexico and Venezuela is presented in constant currency terms as of March 31, 2005.
2) Volume weighted-average price.

------------------------------------------------------------------------------------------------------------------
Please refer to the end of this report for definition of terms, U.S.dollar translation methodology         Page 12
and other important disclosures.



Consolidated Income Statement
---------------------------------------------------------------------------------------------------------------------------------
Excluding the effect of RMC operations for first quarter 2005 and 2004

CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of U.S. Dollars, except per ADR amounts)


                                                       January - March                               First quarter
                                                ------------------------------                  -----------------------
                                                       2005            2004      % Var.           2005          2004      % Var.
---------------------------------------------------------------------------------------------------------------------------------
Net Sales                                           1,956,492       1,808,960      8%          1,956,492      1,808,960     8%
Cost of Sales                                      (1,120,019)     (1,032,963)     8%         (1,120,019)    (1,032,963)    8%
---------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                          836,473         775,997      8%            836,473        775,997     8%
Selling, General and Administrative Expenses         (419,405)       (383,164)     9%           (419,405)      (383,164)    9%
---------------------------------------------------------------------------------------------------------------------------------
Operating Income                                      417,068         392,833      6%            417,068        392,833     6%
      Financial Expenses                             (102,163)        (89,907)    14%           (102,163)       (89,907)   14%
      Financial Income                                  6,508           4,863     34%              6,508          4,863    34%
      Exchange Gain (Loss), Net                       (38,931)         12,179     N/A            (38,931)        12,179    N/A
      Monetary Position Gain (Loss)                    50,932         128,391    (60%)            50,932        128,391   (60%)
      Gain (Loss) on Marketable Securities            182,244         (11,244)    N/A            182,244        (11,244)   N/A
Total Comprehensive Financing (Cost) Income            98,590          44,281    123%             98,590         44,281   123%
      Other Expenses, Net                             (32,380)        (75,556)   (57%)           (32,380)       (75,556)  (57%)
---------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                        483,278         361,558     34%            483,278        361,558    34%
Income Tax                                            (60,893)        (43,129)    41%            (60,893)       (43,129)   41%
Employees' Statutory Profit Sharing                    (2,711)         (2,292)    18%             (2,711)        (2,292)   18%
Total Income Tax & Profit Sharing                     (63,604)        (45,421)    40%            (63,604)       (45,421)   40%
---------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                     419,673         316,137     33%            419,673        316,137    33%
Participation in Unconsolidated Subsidiaries            3,533           2,028     74%              3,533          2,028    74%
Consolidated Net Income                               423,207         318,165     33%            423,207        318,165    33%
Net Income Attributable to Min. Interest                2,489           6,886    (64%)             2,489          6,886   (64%)
MAJORITY INTEREST NET INCOME                          420,718         311,279     35%            420,718        311,279    35%
---------------------------------------------------------------------------------------------------------------------------------

EBITDA                                                582,710         556,518      5%            582,710        556,518     5%
Earnings per ADR                                         1.24            0.96     29%               1.12           0.96    29%
---------------------------------------------------------------------------------------------------------------------------------



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Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                     Page 13
and other important disclosures.


                                                                     CEMEX
Definition of Terms and Disclosures                              [logo omitted]
--------------------------------------------------------------------------------

Methodology for consolidation and presentation of results

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles (GAAP). For the reader's convenience, US dollar amounts for the consolidated entity are calculated by converting the constant Mexican peso amounts at the end of each quarter using the period-end MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for first quarter 2005, fourth quarter 2004, and first quarter 2004 are 11.16, 11.14, and 11.12 Mexican pesos per US dollar, respectively. CEMEX's weighted-average inflation factor between March 31, 2004, and March 31, 2005, was 6.83%.

Per-country figures are presented in US dollars for the reader's convenience. In the consolidation process, each country's figures (except those of CEMEX Mexico) are converted to US dollars and then to Mexican pesos under Mexican GAAP. Each country's figures presented in US dollars as of March 31, 2005, and March 31, 2004, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding exchange rate provided below.

To convert March 31, 2004, US-dollar figures for Mexico and Venezuela to constant Mexican pesos and bolivars, respectively, as of March 31, 2005, it is necessary to first convert the March 31, 2004, US-dollar figure to the corresponding local currency (using the exchange rates provided below), and then multiply the resulting amount by the inflation-rate factor provided in the table below.

                                 March 31
                        ----------------------------
Exchange rate                 2005         2004        Inflation-rate factor
----------------------------------------------------------------------------

Mexico                       11.16        11.12               1.042
Spain                         0.77         0.81
Venezuela                    2,150        1,920               1.158
Colombia                     2,376        2,678
Egypt                         5.82          6.2
----------------------------------------------------------------------------
Amounts provided in units of local currency per US dollar.

The Central America and Caribbean region includes CEMEX's operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, and Puerto Rico as well as our trading operations in the Caribbean region. The Asia region includes CEMEX's operations in the Philippines, Taiwan, Thailand, and Bangladesh.


Definition of terms

EBITDA equals operating income plus depreciation and operating amortization.


Free cash flow equals EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity, and other cash items (net other expenses less non-operating asset disposals).

Capital expenditures consist of maintenance and expansion spending on our cement, ready-mix, and other core businesses in existing markets.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Net debt equals total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents.

Interest coverage is calculated by dividing EBITDA for the last twelve months by interest expense for the last twelve months (all amounts in constant currency terms).

Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA (in constant currency terms) for the last twelve months. This ratio includes CEMEX's EBITDA for the last twelve months plus the estimated EBITDA of RMC for the last twelve months.

Earnings per ADR

The number of average ADRs outstanding used for the calculation of earnings per ADR was 339.6 million for first quarter 2005 and 324.2 for first quarter 2004.

-------------------------------------------------------------------------------
                                                                       Page 14

                                                                     CEMEX
Definition of Terms and Disclosures                              [logo omittied]
--------------------------------------------------------------------------------


Effect of the purchase of RMC in our financial statements

As previously mentioned, the acquisition of RMC was concluded on March 1, 2005. The consolidated financial statements of CEMEX and subsidiaries as of March 31, 2005, include the balance sheet of RMC group as of March 31, 2005, and the results of operations for the one-month period ended March 31, 2005.

The processes to allocate the purchase price paid for RMC's shares of approximately US$4.1 billion, not including other direct purchase costs, to the fair values of the assets acquired and liabilities assumed, substantially began during March 2005 concurrent with the assumption of control by CEMEX; consequently, as of March 31, 2005, CEMEX is in a preliminary stage in terms of determining the fair values of the net assets of RMC, including acquired intangible assets. Therefore, as of March 31, 2005, the difference between the purchase price paid and the book value of RMC as of March 1, 2005, was fully allocated to goodwill for an amount of approximately U.S.$2.2 billion.

In subsequent periods, as we move forward in our determination of the fair values of RMC's assets and liabilities, the amount of initial goodwill will be adjusted against the corresponding balance-sheet accounts. Under Mexican GAAP, entities have up to a one-year window period after the purchase to conclude the purchase-price allocation.


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